Exhibit 99.3

NORTHISLE COPPER AND GOLD INC.
Suite 2050, 1111 W. Georgia Street, Vancouver, British Columbia V6E 4M3
Tel: 604-684-9497
Fax: 604-669-2926
Website:  www.northislecopperandgold.com

Listing Application: Listing of Common Shares on the TSX Venture Exchange

October 17, 2011

No securities regulatory authority or the TSX Venture Exchange has expressed an opinion about the securities which are the subject of this application.

REFERENCE TO INFORMATION CIRCULAR

For the purpose of disclosure with respect to the business and affairs of NorthIsle Copper and Gold Inc. ("NorthIsle") in connection with its application to list its common shares for trading on the TSX Venture Exchange, NorthIsle refers to the sections entitled "Particulars of Matters to be Acted Upon – The Arrangement", "Arrangement Agreement", "Risk Factors" and "Schedule E - Plan of Arrangement" of the notice of meeting and information circular of Western Copper Corporation ("Western Copper") dated August 31, 2011 (the "Circular") with respect to the special meeting of shareholders of Western Copper held on October 3, 2011 (the "Meeting"), filed by Western Copper on the SEDAR website at www.sedar.com, except as updated by the disclosure herein.

FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The following financial statements and management's discussion and analysis are included herewith:

1.   Audited financial statements of NorthIsle for the period from incorporation on August 3, 2011 to September 30, 2011; and
2.   Management's  discussion  and  analysis  of  NorthIsle  for  the  period  from  incorporation  on August 3, 2011 to September 30, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

The technical report entitled "2011 Technical Report on the Island Copper Property, Vancouver Island, British Columbia" dated October 17, 2011 prepared by Arnd Burgert, P.Geo., and Jacques House, P. Eng. (the "Island Copper Report") with respect to the Island Copper project on Vancouver Island, British Columbia, filed by NorthIsle on the SEDAR website at www.sedar.com is specifically incorporated by reference into, and forms an integral part of, this Application.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of NorthIsle at Suite 2050, 1111 W. Georgia Street, Vancouver, British Columbia, V6E 4M3 (Telephone (604) 684-9497).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Application to the extent that a statement contained in this Application or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Application, except as so modified  or  superseded.    The  modifying  or  superseding  statement  need  not  state  that  it  has modified  or  superseded  a  prior  statement  or  include  any  other  information  set  forth  in  the document that it modifies or supersedes.  The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

CURRENCY

This Application contains references to Canadian dollars.  References in this Application to "$" are to
Canadian dollars.

FORWARD LOOKING STATEMENTS

This Application, including documents incorporated by reference herein, contains "forward-looking statements" and "forward-looking information" (together "forward-looking statements") within the meaning of applicable securities legislation.  These forward-looking statements are made as of the date of this Application or, in the case of documents incorporated by reference herein, as of the date of such documents and, except as required under applicable securities legislation, NorthIsle does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the completion of transactions, the use of funds, expected capitalization and future exploration programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".   Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NorthIsle to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.   Such factors may include, among others, risks related to the business of NorthIsle as a separate entity, as well as those factors discussed in the section entitled "Risk Factors" in the Circular.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements in this Application, NorthIsle has applied several material assumptions, including, but not limited to, the assumptions that: (1) market fundamentals will result in sustained commodity demand and prices; (2) the development of mineral projects will be viable operationally and economically and proceed as expected; and (3) any additional financing needed will be available on reasonable terms.  Other assumptions are discussed throughout this Application and the Circular and, in particular, under "Risk Factors" in the Circular.  Although NorthIsle has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.   Accordingly, readers should not place undue reliance on forward-looking statements.

SUMMARY

The following is a summary of the principal features of this Application and should be read together with the more detailed information and financial data and statements contained elsewhere in this Application.

The Applicant

NorthIsle Copper and Gold Inc. ("NorthIsle") was incorporated on August 3, 2011 under the Business Corporations Act (British Columbia) ("BCBCA").  NorthIsle's head office and principal business address are located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 and its registered and records office is located at 595 Howe Street, Vancouver, British Columbia, V6C 2T5.  See "Corporate Structure".

NorthIsle seeks a listing of its common shares (the "NorthIsle Shares") as a Tier 1 mining company on the TSX Venture Exchange (the "Exchange").

The issued capital of NorthIsle is 46,501,281 NorthIsle Shares.  See "Disclosure of Outstanding Security Data on Fully Diluted Basis" and "Description of Securities to be Listed".

NorthIsle is a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec,  New  Brunswick,  Nova  Scotia,  Prince  Edward  Island,  Newfoundland  and  Labrador,  the Northwest Territories and the Yukon Territory.

NorthIsle indirectly holds certain mineral claims and interests known as the Island Copper project located on Vancouver Island, British Columbia (the "Island Copper Property") through North Island Mining Corp.

The Arrangement

On October 3, 2011, the shareholders of Western Copper Corporation ("Western Copper") approved a plan of arrangement involving Western Copper, its securityholders, NorthIsle, Copper North Mining Corp. ("Copper North") and certain of Western Copper's wholly-owned subsidiaries, which involved, among other things, a series of vertical short form amalgamations involving Western Copper and certain of its wholly-owned subsidiaries, changes to the charter documents of Western Copper and certain exchanges of securities resulting in shareholders of Western Copper receiving one common share of Western Copper and Gold Corporation (the successor of Western Copper), 0.5 of a common share of Copper North and 0.5 of a common share of NorthIsle for each Western Copper share held (the "Arrangement").  The Arrangement took effect on October 17, 2011 (the "Effective Date").  For details regarding the Arrangement, please refer to "Particulars of Matters to be Acted Upon – the Arrangement" in the Circular.

Use of Proceeds

NorthIsle has working capital of approximately $2,500,000 derived from a $2,500,000 contribution from Western Copper as part of the Arrangement and indirectly holds the Island Copper Property.  NorthIsle intends initially to concentrate its activities on the Island Copper Property and to seek a listing of the NorthIsle Shares on the Exchange.

NorthIsle anticipates that it will use the expected available funds as follows:

Principal Purpose	Amount
To pay for the recommended Phase 1 exploration work program on the Island Copper Property	$1,500,000
To pay estimated administrative expenses for the next 18 months	$800,000
Unallocated working capital(1)	$200,000
TOTAL:	$2,500,000

(1)           Any exercises of stock options of NorthIsle and share purchase warrants of Western Copper following the Effective Date and the issuance of NorthIsle Shares on exercise thereof, will provide additional funds to NorthIsle, which will be added to NorthIsle's working capital.

See "Available Funds" and "Mineral Properties".

Risk Factors

The securities of NorthIsle should be considered highly speculative investments and the transactions contemplated by the Arrangement should be considered of a high-risk nature.  There are risks associated with the businesses of NorthIsle that should be considered by investors, including (i) NorthIsle was only recently incorporated and has a limited operating history; (ii) reliance on management; (iii) the need for additional capital, principally through equity financing, and the risk that such funds may not be raised; (iv) the speculative nature of exploration and the early stages of NorthIsle's properties; (v) the effect of changes in commodity prices; (vi) regulatory risks that development will not be acceptable for social, environmental or other reasons; (vii) dilution through the issuance of additional securities; (viii) the potential for conflicts of interest; and (vix) other risks associated with mineral exploration companies.

See "Risk Factors".

Financial Information

The  following  table  sets  out  selected  financial  information  in  respect  of  NorthIsle  and  should  be considered in conjunction with, and is qualified by reference to, the audited financial statements of NorthIsle for the period from incorporation on August 3, 2011 to September 30, 2011:

Assets ...................................................................................................................	$110,001
Liabilities…………………………………………………………………………	$136,750
Shareholders' Equity ...........................................................................................	$(26,749)(1)

(1)	The table above is based on information in the audited financial statements of NorthIsle for the period from incorporation on August 3, 2011 to September 30, 2011.

NORTHISLE COPPER AND GOLD INC.

CORPORATE STRUCTURE

NorthIsle Copper and Gold Inc. was incorporated under the BCBCA on August 3, 2011.  NorthIsle's head office and principal business address are located at Suite 2050, 1111 West Georgia Street, Vancouver, British  Columbia,  V6E  4M3  and  it  registered  and  records  office  is  located  at  595  Howe  Street, Vancouver, British Columbia, V6C 2T5.

NorthIsle  has  one  subsidiary,  being  North  Island  Mining  Corp.,  which  was  incorporated  under  the

BCBCA on August 3, 2011 for the purposes of the Arrangement. NorthIsle's website is www.northislecopperandgold.com.

NorthIsle is a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec,  New  Brunswick,  Nova  Scotia,  Prince  Edward  Island,  Newfoundland  and  Labrador,  the Northwest Territories and the Yukon Territory.

DESCRIPTION OF BUSINESS

NorthIsle was incorporated on August 3, 2011 for the purposes of the Arrangement.  Following the Arrangement, NorthIsle intends to conduct its business as a mineral exploration and development company.   NorthIsle indirectly holds the Island Copper Property located on Vancouver Island through North Island Mining Corp.

MINERAL PROPERTIES

NorthIsle's material property for the purpose of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") is the Island Copper Property on Vancouver Island, for which disclosure is provided below.

By agreement dated April 13, 1987, Moraga Resources Ltd. ("Moraga") (now a subsidiary of Western Copper and Gold Corporation) acquired a 45% interest in the Expo/Hushamu claims of the Island Copper Property from Utah Mines Ltd. (predecessor to BHP Minerals Canada Ltd. ("BHP")) by incurring an aggregate of $2,700,000 in expenditures on the Island Copper Property over seven years.  By agreement dated July 1, 1997, Moraga acquired the remaining 55% interest in the Island Copper Property from BHP. Pursuant to this agreement, Moraga granted a 10% net profits interest to BHP (which was subsequently assigned to International Royalty Corporation).

Pursuant to a share purchase agreement dated August 21, 2002 among Sirit Inc. (formerly iTech Capital Corp., "Sirit"), CRS Copper Resources Corp. ("CRS") (now a subsidiary of Western Copper and Gold Corporation) and Moraga, CRS acquired all of the shares of Moraga and thereby acquired an indirect interest in the Island Copper Property.  Pursuant to the share purchase agreement, Moraga is obligated to pay $1,000,000 to Sirit within 60 days after a decision is made to proceed with commercial development on any portion of the Island Copper Property.  This obligation runs with the Island Copper Property and an assignee of the share purchase agreement must agree to assume this obligation.

By letter agreement dated February 2005, Moraga acquired a 100% interest from Electra Gold Ltd. ("Electra") in a group of mining claims known as the Apple Bay Claims by paying a total of $200,000 over three years.  Pursuant to this letter agreement, upon a production decision, Moraga is required to pay to Electra $800,000 in cash or in shares, at Moraga's sole discretion.  Moraga also granted to Electra a right to explore and exploit its Hushamu claims for non-metallic industrial minerals, subject to Moraga's right to termination such exploration work in the event such right conflicts with or affects the economics of Moraga's plans for its Hushamu claims and Sirit and International Royalty Corporation release Moraga from its obligations related to non-metallic industrial metals.

The rights and obligations of Moraga and CRS under the above-described agreements were indirectly assigned to NorthIsle in connection with the completion of the Arrangement.

Island Copper Property

The Island Copper Property is comprised of 216 mineral claims located near the village of Coal Habour, British Columbia.  The Island Copper Property is an advanced exploration project situated along the "Northern Island Copper Belt" on Vancouver Island.

The  following  technical  information  concerning  the  Island  Copper  Property  is  derived  from  the "Summary"  section  of  the  Island  Copper  Report.    The  "Summary"  section  has  been  updated  and conformed to be consistent with other disclosure within this Application.   The entire Island Copper Report is incorporated by reference into this Application.

Summary

The Island Copper Property ("Island Copper", or the "Property") is an advanced exploration project covering at least seven (7) known mineral occurrences of porphyry and related deposit types containing copper-gold-molybdenum-rhenium  situated  along  the  “Northern  Island  Copper  Belt”  on  Vancouver Island, British Columbia.   The Property covers over 50 km strike length of the belt, and is underlain mainly by Jurassic age Bonanza volcanics and Island Plutonic Suite rocks, both east and west of the past producing Island Copper Mine.

In August, 2008 IMA Exploration Inc. ("IMA") entered an option agreement to earn up to 70% interest in the Island Copper Property from owner Western Copper Corporation ("Western Copper") and subsidiary Moraga Resources Ltd. ("Moraga").  During the fall of 2008, IMA completed an initial drilling program at 2 of the 7 known mineral occurrences on the Property:  Northwest Expo and Hushamu.  The program consisted of 13 HQ size holes totaling 5,123 metres, with 11 holes totaling 4,610 metres drilled at Northwest Expo and 2 holes totaling 513 metres at Hushamu.  In September, 2009, IMA and two other companies merged to form Kobex Mineral Inc. ("Kobex"), who terminated the option agreement in July, 2010.

On October 17, 2011, Western Copper completed a plan of arrangement (the "Arrangement") involving Western Copper, its pre-Arrangement direct and indirect wholly-owned subsidiaries Moraga, NorthIsle Copper and Gold Inc. ("NorthIsle") and North Island Mining Corp. ("North Island") and certain other direct  and  indirect  wholly-owned  subsidiaries,  pursuant  to  an  amended  and  restated  arrangement agreement dated August 30, 2011 among Western Copper, Moraga, NorthIsle and North Island and other direct and indirect wholly-owned subsidiaries of Western Copper.  Pursuant to the Arrangement, Moraga amalgamated into Western Copper and Western Copper transferred 100% interest in the Property and
$2.5  million  in  cash  to  NorthIsle  in  consideration  for  the  issuance  by  NorthIsle  of  approximately 46,501,251 common shares of NorthIsle (reflecting a ratio of 0.5 common shares of NorthIsle for each one common share of Western Copper issued and outstanding on the date of the Arrangement) ultimately distributed to the shareholders of Western Copper (now named Western Copper and Gold Corporation). NorthIsle then transferred the 100% interest in the Property to its wholly-owned subsidiary North Island in consideration for the issuance by North Island of 100 common shares of North Island to NorthIsle.  As a result, NorthIsle indirectly and North Island directly now holds legal right to the mineral claims that comprise the Property.  The administrative transfer of the mineral claim title to North Island is planned to occur shortly following this date.

The 2008 drilling program at Northwest Expo was designed to delineate the northwest projection of the mineralized zone beyond significant intercepts of copper, molybdenum and gold achieved by Western Copper in their 2007 drilling program (Lehtinen, Awmak, 2007).  The 2008 program utilized new logging roads to establish 5 drill pads located 300 to 400 metres apart with 2 to 3 holes drilled from each pad. Significant intercepts were achieved from 4 holes drilled from the 2 western-most pads in an extensive hydrothermal breccia zone, as follows:

•	EC08-248 yielded 100 metres @ 0.052 g/t gold, 0.003% copper, 0.003% molybdenum and 0.215 g/t rhenium from 267 to 367 metres, including:
o	4 metres @ 0.026 g/t gold, 0.002% copper, 0.022% molybdenum and 0.561 g/t rhenium from 267 to 271 metres
•	EC08-250 yielded 196 metres @ 0.149 g/t gold, 0.009% copper, 0.019% molybdenum and 1.222 g/t rhenium from 291 metres to 487 metres, including:
o	92 metres @ 0.218 g/t gold, 0.015% copper, 0.030% molybdenum and 2.210 g/t rhenium from 381 to 473 metres
•	EC08-252 yielded 290 metres @ 0.226 g/t gold, 0.026% copper, 0.016% molybdenum and 0.497 g/t rhenium from 165 to 455 metres, including:
o	102 metres @ 0.121 g/t gold, 0.006% copper, 0.020% molybdenum and 0.776 g/t rhenium from 165 to 267 metres, and
o	124 metres @ 0.299 g/t gold, 0.053% copper, 0.017% molybdenum and 0.359 g/t rhenium from 329 to 453 metres
•	EC08-254 yielded 238 metres @ 0.606 g/t gold, 0.084% copper, 0.010% molybdenum and 0.265 g/t rhenium from 194 to 432 metres, including:
o	164 metres @ 0.817 g/t gold, 0.119% copper, 0.011% molybdenum and 0.368 g/t rhenium from 238 to 402 metres

The 2008 drilling program at Hushamu was designed to confirm the grade continuity of the core portion of the mineralized zone, particularly for rhenium and molybdenum, which had never been systematically analyzed in previous drilling programs.  The 2008 program utilized refurbished logging roads to establish 2 drill pads located about 1 kilometre apart with 1 hole drilled from each pad.  Both holes achieved significant intercepts in mainly hydrothermal breccia, as follows:

•      HI08-03 yielded 179.3 metres @ 0.471 g/t gold, 0.423% copper, 0.011%   molybdenum, and
0.436 g/t rhenium from 10.7 to 197.2 metres
•	HI08-08 yielded 164 metres @ 0.505 g/t gold, 0.303% copper, 0.007% molybdenum and 0.419 g/t rhenium from 8 to 172 metres

At Northwest Expo, the mineralized zone was confirmed as a tabular shaped, +600 metre long by 300 metre thick hydrothermal breccia body striking approximately east-west and dipping moderately to the north.  The drilling program was successful in delineating both the northern down-dip extent and the eastern fault-bounded extent of the mineralized zone, but the western strike projection of the zone remains open and untested towards the western Property boundary.  Copper values appear to decrease down-dip to the north within the zone relative to previous drilling results to the south, but gold, molybdenum and rhenium values are persistent throughout the zone.   Preliminary microscopy work completed on 11 selected core samples from the zone confirmed hydrothermal breccia textures and alteration mineralogy with similarities to both epithermal and porphyry mineral deposits.

The Northwest Expo target still has substantial growth potential as a large tonnage bulk mineable gold- molybdenum-rhenium-copper deposit, and warrants additional exploration work.  This work consists primarily of additional road-based  delineation diamond  drilling,  both from newly built or proposed logging roads and from proposed exploration trails.  Such work would be conducted in cooperation with logging operations.  Proposed exploration trails would also be designed to expose the surface projection of the mineralized zone for trenching, geological mapping and sampling.

At Hushamu, the mineralized zone is relatively well established in shape, dimensions and grades of copper  and  gold,  documented  in  an  historical  resource  estimate  (Giroux  and  Baker,  2008)  and the historical resource is considered relevant as indicating the presence of significant mineralization on the property.  The values and distribution of molybdenum and particularly rhenium within and peripheral to the zone are not well known, but from the limited drilling completed in 2008 they appear to be persistent and correlate well with copper and gold.  A qualified person has not done sufficient work to classify these historical estimates as current mineral resources, and the issuer is not treating these historical estimates as current mineral resources.

In mid-2011, Western Copper Corp. as part of a plan to update the Hushamu historical resource, began a program of reevaluation of the historical core with the aim of establishing the molybdenum and rhenium grades of the deposit and a better understanding of the geological controls on the mineralization. This work, which is ongoing at the time of writing, involved the salvaging of approximately 26,000 metres of core, re logging, re splitting and analysis of the core for rhenium and where assays were missing, for molybdenum and gold. As part of the program standards, blanks and duplicates were inserted into the sample stream to bring the QA/QC to current standards. Concurrent with the re-logging and re-assaying of the core, approximately 100 km of survey lines were brushed out for the anticipated induced polarization survey.  At the date of this report all Hushamu core had been re boxed, photographed, re - stacked in a secure storage facility, re-logged and sampled and partial results received, as well, the cutting of induced polarization survey lines had been completed. Expenditures for this work exceeded $500,000.

The Hushamu target warrants additional road-based definition diamond drilling from rehabilitated roads, largely deferred in 2008, including drilling on the adjacent South McIntosh target.  The main drilling objective is to confirm grades of gold, molybdenum and rhenium within and peripheral to the mineral resource, necessary to establish an indicated mineral resource.  In addition, preliminary mineralogical, metallurgical, geotechnical, and environmental studies are warranted for the Hushamu target.

The remaining 5 known targets on the Island Copper Property (Cougar, Hep, Pemberton Hills, NW Expo, and  Rupert)  and  the  encompassing  “Northern  Island  Copper  Belt”  should  be  further  explored  by systematic geology, geochemistry, geophysics, mechanized trenching and diamond drilling programs.

A two year, $4.5 million exploration work program is proposed for the Island Copper Property, including improving the historical mineral resource at least to the indicated category, and other technical work at the Hushamu target.  In addition, systematic exploration at the NW Expo and 5 historical targets on the property is recommended utilizing geology, geophysics, geochemistry, and exploration drilling.

AVAILABLE FUNDS

NorthIsle  has  $2,500,000  in  available  funds  (the  "Available  Funds"),  derived  from  a  $2,500,000 contribution by Western Copper in connection with the completion of the Arrangement.

Principal Purposes

NorthIsle intends to use the expected Available Funds as follows:

Principal Purpose	Amount
To pay for the recommended Phase 1 exploration work program on the Island Copper Property	$1,500,000
To pay estimated administrative expenses for the next 18 months	$800,000
Unallocated working capital(1)	$200,000
TOTAL:	$2,500,000

(1)  Any exercises of outstanding stock options of NorthIsle ("NorthIsle Options") and share purchase warrants of Western Copper ("Western Copper Warrants") following the Effective Date and the issuance of NorthIsle Shares on exercise thereof, will provide additional funds to NorthIsle, which will be added to NorthIsle's working capital.

Business Objectives

NorthIsle intends to use the Available Funds to conduct the recommended phase 1 exploration work program on the Island Copper Property in accordance with the Island Copper Report.  NorthIsle expects to complete the recommended phase 1 exploration work program on the Island Copper Property in 2011.

DIVIDENDS AND OTHER DISTRIBUTIONS

NorthIsle has not paid dividends since its incorporation.  NorthIsle currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

DISCLOSURE OF OUTSTANDING SECURITY DATA ON FULLY DILUTED BASIS

The authorized capital of NorthIsle consists of an unlimited number of common shares without par value. The issued capital of NorthIsle is 46,501,281 NorthIsle Shares.   As at October 17, 2011, there were 2,156,834 NorthIsle Options and 6,933,750 Western Copper Warrants outstanding, which may be exercised into 2,156,834 and 3,466,875 NorthIsle Shares, respectively.

DESCRIPTION OF SECURITIES TO BE LISTED

The authorized capital of NorthIsle consists of an unlimited number of common shares without par value. Holders of common shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of NorthIsle available for distribution to holders of common shares in the event of liquidation, dissolution or winding-

up of NorthIsle.  All rank pari passu, each with the other, as to all benefits which might accrue to the holders of common shares.

As a result of the Arrangement, former holders of common shares of Western Copper received, among other things, 0.5 of a NorthIsle Share for each common share of Western Copper held on the Effective Date. The issued capital of NorthIsle is as follows:

Capitalization	No. of NorthIsle Shares
NorthIsle Incorporator's Share issued to Western Copper	1
Cancellation of NorthIsle Incorporator's Share(1)	(1)
NorthIsle Shares issued in connection with Arrangement(2)	46,501,281
Total(2)	46,501,281

(1)           In accordance with the terms of the Arrangement.
(2)           Up to an additional 5,623,709 NorthIsle Shares may be issued if all of the currently outstanding NorthIsle
Options and Western Copper Warrants are exercised.

CONSOLIDATED CAPITALIZATION

The following table and notes thereto set forth the share capital of  NorthIsle as at the date of this
Application:

Designation of Security	Authorized	Amount Outstanding (1)
Common Shares	unlimited	46,501,281	(3)
Options(2)	2,156,834	2,156,834
Warrants(2)	3,466,875	3,466,875

(1)           All share figures are unaudited.
(2)           Represents NorthIsle Shares that will be issuable upon exercise of the NorthIsle Options and Western
Copper Warrants.
(3)	In addition, additional NorthIsle Shares may be issued on exercise of options of NorthIsle granted on the completion of the Arrangement.

STOCK OPTION PLAN

The Board of Directors of NorthIsle adopted a stock option plan, which shareholders of Western Copper approved at the Meeting.  The purpose of the NorthIsle stock option plan is to allow NorthIsle to grant options  to  directors,  officers,  employees  and  consultants,  as  additional  compensation,  and  as  an opportunity to participate in the success of NorthIsle.  The granting of such options is intended to align the interests of such persons with that of the shareholders.

The NorthIsle stock option plan authorizes the Board of Directors of NorthIsle to grant stock options on the following terms:

1. The directors may from time to time authorize the issue of options to directors, officers, employees and consultants of NorthIsle and its subsidiaries or employees of companies providing management or consulting services to NorthIsle or its subsidiaries (collectively, "Eligible Persons").

2.   The maximum number of NorthIsle Shares which may be issued pursuant to options previously granted and those granted under the NorthIsle stock option plan will be a maximum of 10% of the issued and outstanding NorthIsle Shares at the time of the grant.

3.   The number of NorthIsle Shares which may be issuable under the NorthIsle stock option plan and all of the Company's other previously established or proposed share compensation arrangements, in any 12 month period:

a.
to any one person, shall not exceed 5% of the total number of issued and outstanding NorthIsle  Shares  on  the  date  of  grant  on  a  non-diluted  basis,  unless  NorthIsle  has obtained disinterested shareholder approval to exceed such limit;

b.   to insiders as a group shall not exceed 10% of the total number of issued and outstanding NorthIsle  Shares  on  the  date  of  grant  on  a  non-diluted  basis,  unless  NorthIsle  has obtained disinterested shareholder approval to exceed such limit;

c. to any one consultant shall not exceed 2% of the total number of issued and outstanding NorthIsle Shares on the date of grant on a non-diluted basis; and

d.   to all eligible persons who undertake investor relations activities shall not exceed 2% in the aggregate of the total number of issued and outstanding NorthIsle Shares on the date of grant on a non-diluted basis.

4.   Options will be exercisable over periods of up to ten years as determined by the Board of Directors of NorthIsle and are required to have an exercise price no less than the closing market price of NorthIsle Shares prevailing on the day that the option is granted less a discount of up to

25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.

5. Options are not assignable nor transferable, except other than pursuant to a will or by the laws of descent and distribution.

6. The NorthIsle stock option plan contains no vesting requirements, but permits the Board of Directors of NorthIsle to specify a vesting schedule in its discretion.

7.   The NorthIsle stock option plan provides that if a change of control, as defined therein, occurs, all NorthIsle Shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

8.  The aggregate number of NorthIsle Shares issuable on exercise of currently outstanding stock options of Western Copper (being up to 2,156,834 NorthIsle Shares (approximately 4.45% of outstanding NorthIsle Shares) as at the date of this Application, assuming completion of the Arrangement) following the completion of the Arrangement will be deducted from the pool of NorthIsle options available for grant at any time under the NorthIsle stock option plan.

9. The NorthIsle stock option plan does not provide for financial assistance by NorthIsle to any optionee.

10. The NorthIsle stock option plan does not provide NorthIsle with the ability to transform a stock option into a stock appreciation right.

11. Where a black-out period is imposed by NorthIsle and the specified expiry date of a stock option (i.e., the expiry date determined at the date time of grant) falls within the blackout period or within five trading days after such blackout period, such stock option will expire on the date that is 10 trading days following the end of the blackout period.

12. If an optionee ceases to be an Eligible Person for cause, any outstanding options held by such optionee  on  the  date  of  such  termination  shall  be  cancelled  as  of  that  date.     In  other circumstances, an option may be exercised by the optionee:

a.
in the event of termination other than for cause, until the earlier of (i) the expiry date of such option; and (ii) the date that is 90 days (or 30 days if the optionee was engaged in investor relations activities) after the optionee ceases to be an Eligible Person; and

b.   in the event of death or disability, until the earlier of (i) one year after the date of death or disability; and (ii) the expiry date of such option, and then only to the extent that such optionee was entitled to exercise the option at the date of death or disability of such optionee.

The Board of Directors of NorthIsle may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders, the Exchange or any other regulatory body having authority over NorthIsle or the NorthIsle stock option plan, suspend, terminate or discontinue the NorthIsle stock option plan at any time, or amend or revise the terms of the NorthIsle stock option plan or of any option granted thereunder and the option agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the NorthIsle stock option plan without the consent of that optionee.

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

As of the date of this Application, the following individuals hold stock options in NorthIsle:

Optionees	Aggregate Number of Options	Exercise Price
Directors	260,000
Equal to the product of: (1) the exercise
price of the applicable Western Copper Option determined immediately before the effective time of the Arrangement; and (2) the proportion that the fair market value of the  NorthIsle  Share  (which  fair  market value shall be determined based on the 5- day volume weighted average trading price of the NorthIsle Shares immediately following the date on which the NorthIsle Shares commence trading on the Exchange, or such other determination as may be acceptable to the Toronto Stock Exchange and  the  Exchange)  is  of  the  Aggregate Value (being the sum of (a) the fair market

Officers (not including directors)	75,000
Employees and consultants	Nil

value  of  a  Class  A  Share  of  Western
Copper and Gold Corporation (post- Arrangement) determined in accordance with Section 3.01(t)(i)(B) of the Plan of Arrangement; (b) the product of 0.5 and the fair market value of a common share of Copper North (a "Copper North Share") determined  in   accordance  with  Section
3.01(t)(ii)(B) of the Plan of Arrangement;
and (c) the product of 0.5 and the fair market value of a NorthIsle Share determined  in  accordance  with  Section
3.01(t)(iii)(B) of the Plan of Arrangement.

Total:	335,000

3,466,875 additional NorthIsle Shares may be issued on the exercise of outstanding Western Copper Warrants in accordance with the Supplemental Warrant Indenture No. 1 dated October 17, 2011 among Western Copper, Copper North, NorthIsle and Computershare Trust Company of Canada and/or warrant certificates, as applicable.  Each holder will be entitled to receive on exercise for the same aggregate consideration payable therefor, the number of common shares of Western Copper and Gold Corporation ("Western Amalco Common Shares"), Copper North Shares and NorthIsle Shares which the holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the effective time of the Arrangement, such holder had been the registered holder of the number of common shares of Western Copper to which such holder was therefore entitled upon exercise of the Western Copper Warrants.  Pursuant to the Arrangement, the exercise price shall be allocated among Western Copper, Copper North and NorthIsle as follows:

a)  13% of the exercise price to the Copper North Shares issued upon such exercise;

b)  10% of the exercise price to the NorthIsle Shares issued upon such exercise; and

c)  77% of the exercise price to the Western Amalco Common Shares issued upon such exercise.

See  "Particulars  of  Matters  to  be  Acted  Upon  –  The  Arrangement"  and  "Schedule  E  -  Plan  of

Arrangement" in the Circular.

PRIOR SALES

NorthIsle issued 46,501,281 NorthIsle Shares on October 17, 2011 as part of the Arrangement.

  ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

As of the date hereof, to the knowledge of NorthIsle, there are no NorthIsle Shares held in escrow and there are no NorthIsle Shares subject to a contractual restriction on transfer.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and senior officers of NorthIsle, no person beneficially owns, controls or directs, directly or indirectly, shares carrying more than 10% of the voting rights attached to each class of the then outstanding voting securities of NorthIsle.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and province of resident and position with NorthIsle of each director and officer of NorthIsle, the principal business or occupation in which each director and officer has been engaged during the preceding five years, and the number and percentage of securities of NorthIsle which each director and officer owns, controls or directs, directly or indirectly:

Name, Position and Province of Residence(1)(2)	Principal Occupation for the Past Five Years	No. of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly, After the Arrangement(3)(4)	Share Percentage(4)
John McClintock President, CEO & Director British Columbia	See "Management" below.	87,500 stock options	<1%
Robert Gayton(5) Director British Columbia	See "Management" below.	33,950 NorthIsle Shares 105,000 stock options	<1%
Dale Corman(6) Chairman & Director British Columbia	See "Management" below.	2,566,200 NorthIsle Shares 155,000 stock options	5.5%
David Douglas CFO & Corporate Secretary British Columbia	See "Management" below.	5,000 NorthIsle Shares	<1%
Chris Theodoropoulos(6) Director British Columbia	See "Management" below.	Nil	0%

(1) The information as to residence and principal occupation, not being within the knowledge of NorthIsle, has been furnished by the respective directors and officers individually.
(2) Directors serve until the earlier of the next annual general meeting or their resignation.
(3) The information as to securities beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of NorthIsle, has been furnished by the respective directors and officers.
(4) Stock options represent NorthIsle Shares that will be issuable upon exercise of the currently outstanding NorthIsle Options.
(5) Chairman of audit committee.
(6) Member of audit committee.

The  directors  and  officers  of  NorthIsle  as  a  group,  beneficially  own,  control  or  direct,  directly  or indirectly, an aggregate of approximately 2,605,150 NorthIsle Shares representing approximately 6% of the 46,501,279 issued and outstanding NorthIsle Shares.

None of the directors or officers of NorthIsle have entered into non-competition or non-disclosure agreements with NorthIsle.

Management

John McClintock, age 59, President, CEO and Director

Mr. McClintock has over 35 years' experience in exploration and acquisitions of gold and base mineral deposits. He has held positions of increasing responsibility in major mining companies including Rio Algom, Billiton and BHP Billiton including Exploration Manager global exploration with BHP Billiton. Mr. McClintock played key roles in the discovery and acquisition of several deposits including BHP Billiton's Spence Mine in Chile. He is President of Savant Explorations Inc. and is an advisor to a number of public resources companies.

As President, CEO and Director of NorthIsle, Mr. McClintock is responsible for overseeing operations and new acquisitions for NorthIsle and joint venture strategies.  Mr. McClintock anticipates devoting approximately 65% of his working time for the benefit of NorthIsle.  Mr. McClintock is an employee of NorthIsle.

Robert Gayton, age 71, Director

Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies: Amerigo Resources Ltd. [TSX:ARG], B2 Gold Corp. [TSX:BTO], Eastern Platinum Limited [TSX & AIM:ELR], Nevsun Resources Ltd. [TSX & NYSE Amex:NSU], Palo Duro Energy Inc. [TSX-V:PDE], Quaterra Resources Inc. [TSX-V:QTA], and Silvercorp Metals Inc. [TSX & NYSE:SVM].  Dr. Gayton, F.C.A., holds a Bachelor of Commerce degree from the University of British Columbia, earned the chartered accountant designation while at Peat Marwick Mitchell, and holds a Ph.D. in business from the University of California.

Dale Corman, age 73, Director and Chairman

From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation.  He has 30 years' experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management.  Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. Since 2006, Mr. Corman has acted as Chairman and Chief Executive Officer of Western Copper Corporation.

As Chairman of the board of directors of NorthIsle, Mr. Corman is responsible for general corporate oversight and strategy.

David Douglas, age 53, CFO and Corporate Secretary

Mr. Douglas is a Chartered Accountant with over twenty five years of experience in the accounting, corporate finance, and mining industries. He has served as Chief Financial Officer or Corporate Secretary to a number of junior mining companies and currently acts as Chief Financial Officer for Blackstone Ventures Inc. and Savant Exploration Ltd. Mr. Douglas is a graduate of the Commerce Program (Finance) at the University of British Columbia and is a member of the British Columbia and Canadian Institutes of Chartered Accountants.

As the Chief Financial Officer of NorthIsle, Mr. Douglas is responsible for coordination of the financial operations of NorthIsle in conjunction with the President and with outside accounting, tax and auditing firms.  As the Corporate Secretary of NorthIsle, Mr. Douglas is responsible for maintaining the corporate records of NorthIsle, including meeting minutes. Mr. Douglas anticipates devoting 65% of his working time for the benefit of NorthIsle.  Mr. Douglas is an employee of NorthIsle.

Chris Theodoropoulos, age 54, Director

Chris Theodoropoulos graduated from McGill University with a B.C.L. and LLB in 1982. He practiced corporate  and  securities  law  in  British  Columbia  and  Ontario  until  1995  and  thereafter  was  an independent legal and business consultant until 2003. He was associate counsel with Getz Prince Wells LLP from 2003 to 2006 and has served as Chairman of Africo Resources Ltd. from 2006. Since November, 2009, he has also served as Africo Resources Ltd.'s interim President and Chief Executive Officer. During the past 25 years he has also served as a corporate director for a number of resource and technology companies. He currently serves as a director of Peer 1 Network Enterprises Inc. and Ethos Capital Corp, a mineral exploration company which he co-founded. He is also the founder and President of Dominion Goldfields Corporation, a private precious metals royalty firm.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions or Individual Bankruptcies

No director or executive officer of NorthIsle:

(a)        is, as at the date of this Application, or has been, within ten years before the date of this Application, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including NorthIsle) that:

(i)
was the subject, while the director or executive officer was acting in that capacity as a director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)        was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO of such company; or

(b)        is,  as  at  the  date  of  this  Application,  or  has  been  within  10  years  before  the  date  of  this Application, a director or executive officer of any company (including NorthIsle) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)        has, within the ten years before the date of this Application, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer;

(d)        has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors of NorthIsle are required by law to act honestly and in good faith with a view to the best interest of NorthIsle and to disclose any interests which they may have in any project or opportunity of NorthIsle.  If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict is required to disclose his interest and abstain from voting on such matters.

To the knowledge of NorthIsle, there are no known existing or potential conflicts of interest among NorthIsle or any of its subsidiaries and a director or officer of NorthIsle or any of its subsidiaries as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other public companies.

The directors and officers of NorthIsle are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and NorthIsle will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  NorthIsle expects that directors and officers of NorthIsle to govern themselves to the best of their ability in accordance with the obligations imposed upon them by law.

EXECUTIVE COMPENSATION Compensation Discussion and Analysis

NorthIsle expects to pay the following officers as follows:

Position	Monthly Salary
John McClintock President & CEO	$11,667
David Douglas CFO & Corporate Secretary	$10,833
Total:	$22,500

NorthIsle expects to design its compensation program to be competitive with similar junior mining exploration  companies  and  to  recognize  and  reward  executive  performance.     In  designing  its compensation program, NorthIsle intends to informally consider compensation paid to directors and officers of other companies with similar stage exploration properties, similar management structures and listed on the same stock exchange in establishing compensation to be paid to its directors and officers. Compensation to be awarded to the directors and officers will also reflect the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of NorthIsle.

Incentive Plan Awards

See "Stock Option Plan" above for a description of NorthIsle's stock option plan.

NorthIsle has not granted any stock options under its stock option plan, but may grant stock options under its stock option plan prior to, in connection with or subsequent to the completion of the Arrangement.

Pension Plan Benefits

NorthIsle does not have a pension plan that provides for payments or benefits to the directors or officers of NorthIsle at, following, or in connection with retirement.

Termination and Change of Control Benefits

The officers' employment agreements provide for a severance payment upon a Change of Control.    A "Change of Control" is defined in the employment agreements as the acquisition by any person, or by any person and its affiliates and whether directly or indirectly, of common shares of NorthIsle which, when added to all other common shares of NorthIsle at the time held by such person and its affiliates, totals for the first time 35% of the outstanding common shares of NorthIsle.

To be entitled to the severance payment, the officer must resign or be terminated within 6 months of the Change of Control.  If an officer resigns or is terminated within that period, the officer is entitled to the severance payment.

The CEO will receive his salary to the date of resignation or termination plus any amounts then accrued for vacation and benefits to that date and an amount equivalent to the monthly installments of his base salary for a period of thirty six (36) months and the amount of benefits reasonably calculated to be payable to her for a period of thirty six (36) months.

The CFO will receive his salary to the date of resignation or termination plus any amounts then accrued for vacation and benefits to that date and an amount equivalent to the monthly installments of his base salary for a period of twenty four (24) months and the amount of benefits reasonably calculated to be payable to him for a period of twenty four (24) months.

Any stock options granted that have not vested at the time of a Change of Control will vest effective immediately at the time of a Change of Control and shall expire upon the earliest of their normal expiry date or upon six (6) months from the Date of Termination or Resignation.

The officers' employment agreements also provide for a severance payment upon termination without cause.  Upon written notice of termination (the "Date of Termination"), each officer is entitled to a payment consisting of:

a) the officer's salary to the Date of Termination, plus any amounts then accrued for vacation and benefits; and

b) the salary that would otherwise have been payable to the officer for the six (6) month period following the Date of Termination and the amount of benefits reasonably calculated to be payable over that time and an additional month's salary for every full year of service to NorthIsle and the amount of benefits reasonably calculated to be payable over that time.

Any stock options granted that have not vested at the Date of Termination will vest effective on the Date of Termination and shall expire upon the earliest of their normal expiry date (assuming no termination) or upon six (6) months from the Date of Termination.

If there is a Change of Control within 180 days following an officer's termination without cause, the officer would receive the difference between the payment received as a result of the termination without cause and the payment pursuant to a Change in Control plus the salary, vacation, and benefits that would have accrued from the Date of Termination to the Change in Control.

Director Compensation

The directors will be reimbursed for expenses incurred on behalf of NorthIsle.   From time to time, directors may be retained to provide specific services to NorthIsle and will be compensated on a normal commercial basis for such services.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at the date of this Application, there is no indebtedness outstanding of any director, executive officer or employee or associate of any of them of NorthIsle or its subsidiary which is owing to NorthIsle or its subsidiary or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by NorthIsle or its subsidiary, entered into in connection with a purchase of securities or otherwise.  No director or executive officer or associate of such person is or has been indebted to NorthIsle or its subsidiary or whose indebtedness to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by NorthIsle or its subsidiary in relation to a securities purchase program or other program during the period from incorporation.

AUDIT COMMITTEES AND CORPORATE GOVERNANCE

The Audit Committee's Charter

The full text of the charter of NorthIsle's Audit Committee is set forth below: "Mandate

The  primary  function  of  the  audit  committee  (the  "Committee")  is  to  assist  the  Board  of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes.   Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels.  The Committee's primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

•	review and appraise the performance of the Company's external auditors.

•	provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, each of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

a)	Review and update this Charter annually.

b)
Review  the  Company's  financial  statements,  MD&A  and  any  annual  and  interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

a)	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

g)	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

i)
Review  and  pre-approve  all  audit  and  audit-related  services  and  the  fees  and  other compensation related thereto, and any non-audit services, provided by the Company's external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.
the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.
such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided  the  pre-approval  of  the  non-audit  services  is  presented  to  the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

b)	Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

c)	Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

i)	Review certification process.

j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other
Review any related-party transactions."

Composition of the Audit Committee

The following are the members of the Audit Committee of NorthIsle:

Robert Gayton	Independent	Financially literate
Dale Corman	Not Independent	Financially literate
Chris Theodoropoulos	Independent	Financially literate

           As defined by National Instrument 52-110 ("NI 52-110").

Audit Committee Member Education and Experience

Dr. Gayton is a Fellow of the Institute of Chartered Accountants of British Columbia. He has extensive experience as Chairman of the Audit Committee for numerous public companies in the mining industry.

Mr. Corman has over 30 years' experience as a senior officer of public mining companies. These roles have required that Mr. Corman understand, review, and approve financial statements.

Mr.  Theodoropoulos  is  a  corporate  lawyer  who  has  acted  in  a  number  of  roles  for  several  public companies in the mining industry, including Chief Executive Officer and Chairman.  These roles have required that Mr. Theodoropoulos understand, review, and approve financial statements.

Refer to the "Management" section, above, for further information regarding the Audit Committee members' education and experience.

Pre-Approval Policies and Procedures

Except as described in the Audit Committee Charter reproduced above, the Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

Exemption in Section 6.1 of NI 52-110

NorthIsle is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Part 5 of NI
52-110 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

Independence of Members of Board

NorthIsle's Board consists of five directors, two of whom NorthIsle considers to be independent based upon the tests for independence set forth in NI 52-110.  NorthIsle considers Mr. Robert Gayton and Mr. Chris Theodoropoulos to be independent.  Mr. Dale Corman, Mr. John McClintock and Mr. David Douglas are not considered to be independent, as they are also executive officers of NorthIsle.

Management Supervision by Board

The size of NorthIsle is such that all of NorthIsle's operations are expected to be conducted by a small management team which is also represented on the Board of Directors.  Management is expected to be effectively supervised by the independent directors on an informal basis as the independent directors are expected to be actively and regularly involved in reviewing and supervising the operations of NorthIsle and have regular and full access to management.  Further supervision will be performed through the audit committee which is composed of independent directors who will meet with NorthIsle's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

None of the directors of NorthIsle currently hold directorships in other reporting issuers, other than as set forth below:

Name of Director	Name of Other Reporting Issuer
Dale Corman	Spanish Mountain Gold Ltd.(1) Western Copper Corporation(2)

Name of Director	Name of Other Reporting Issuer
Robert Gayton
Quaterra Resources Inc.(1)
Amerigo Resources Ltd.(2)
B2 Gold Corp.(2)
Eastern Platinum Limited(2)
LNG Energy Ltd.(1)
Nevsun Resources Ltd.(2)
Palo Duro Energy Inc.(2) SilvercorpMetals Inc.(2) Western Copper Corporation(2)

John McClintock	Savant Explorations Ltd.(1) Arcturus Ventures Inc.(1)
David Douglas	Savant Explorations Ltd.(1)
Chris Theodoropoulos	Ethos Capital Corp.(1) Becker Gold Mines Ltd. (1) Africo Resources Ltd.(2) Peer 1 Network Enterprises Inc.(2)

(1)  Listed on the TSXV.

(2)  Listed on the Toronto Stock Exchange.

Orientation and Continuing Education

NorthIsle does not have formal orientation and training programs, but expects to provide new Board members with:

1.	access to recent, publicly filed documents of NorthIsle, technical reports in respect of NorthIsle's mineral properties and NorthIsle's internal financial information;

2.	access to management and technical experts and consultants; and

3.	summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit NorthIsle's operations.  Board members have full access to NorthIsle's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct and intends to post the Code on its website (when the website is established). The Board intends to instruct its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates, although a formal process has not been adopted.   The Board intends to assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board, management and representatives of the mineral exploration industry are expected to be consulted for possible candidates.

Compensation

NorthIsle considers Mr. Robert Gayton and Mr. Chris Theodoropoulos to be independent directors of NorthIsle.  These directors will have the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent directors intend to review compensation paid for directors and chief executive officers of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of NorthIsle.  In setting the compensation, the independent directors intend to annually review the performance of the Chief Executive Officer in light of NorthIsle's objectives and consider other factors that may have impacted the success of the Issuer in achieving its objectives.  See also "Executive Compensation – Compensation Discussion and Analysis".

Board Committees

As the directors will be actively involved in the operations of NorthIsle and the size of NorthIsle's operations will not warrant a larger Board of Directors, the Board has determined that any committees in addition to the Audit Committee will not be necessary at the initial stage of NorthIsle's development.

Assessments

The Board does not consider that formal assessments would be useful at the initial stage of NorthIsle's development.  The Board intends to conduct informal annual assessments of the Board's effectiveness, the individual directors and the Audit Committee.

AGENT, SPONSOR OR ADVISOR\

There is no agent, sponsor or advisor in connection with this Application.

RISK FACTORS

The  following  factors  should  be  considered  carefully  when  considering  risk  related  to  NorthIsle's proposed business.

Nature of the Securities and No Assurance of any Listing

NorthIsle Shares are not currently listed on any stock exchange and there is no assurance that the shares will be listed.  Even if a listing is obtained, the holding of NorthIsle Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.  NorthIsle Shares should  not  be  purchased  by  persons  who  cannot  afford  the  possibility  of  the  loss  of  their  entire investment.  Furthermore, an investment in securities of NorthIsle should not constitute a major portion of an investor's portfolio.

No Operating History

NorthIsle was only recently incorporated and has a limited operating history.

Dependence on Management

NorthIsle will be dependent upon the personal efforts and commitment of its management, which is responsible for the development of future business.  To the extent that management's services would be unavailable for any reason, a disruption to the operations of NorthIsle could result, and other persons would be required to manage and operate NorthIsle.

Financing Risks

Additional funding will be required to conduct additional exploration programs on the Island Copper Property and to conduct other exploration programs.   If NorthIsle's proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production.  The only sources of future funds presently available to NorthIsle are the sale of equity capital, or the offering by NorthIsle of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof.  There is no assurance that any such funds will be available for operations.  Failure to obtain additional financing on a timely basis could cause NorthIsle to reduce or terminate its proposed operations.

No History of Earnings

NorthIsle has not yet commenced operations and therefore has no history of earnings or of a return on investment, and there is no assurance that any of its properties will generate earnings, operate profitably or provide a return on investment in the future.  NorthIsle has no plans to pay dividends for some time in the future. The future dividend policy of NorthIsle will be determined by its board of directors.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk.  There is no known body of commercial ore on the Island Copper Property.  There is no certainty that the expenditures to be made by NorthIsle in the exploration of the Island Copper Property or otherwise will result in discoveries of commercial quantities of minerals.  The marketability of natural resources which may be acquired or discovered by NorthIsle will be affected by numerous factors beyond the control of NorthIsle.  These factors include market fluctuations, the proximity and capacity of natural resource markets  and  processing equipment,  government  regulations,  including regulations relating to  prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in NorthIsle not receiving an adequate return on invested capital.

Environmental Risks and Other Regulatory Requirements

The operations of NorthIsle, including future development activities and commencement of production on its properties, will require permits or licenses from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits.  There can be no assurance that all permits which NorthIsle may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which NorthIsle might undertake.

Failure  to  comply  with  applicable  laws,  regulations  and  permitting  requirements  may  result  in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on NorthIsle and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

First Nations

Consultation with First Nations groups is required of NorthIsle in the environmental assessment, subsequent permitting, development and operation stages of its proposed projects.  Certain First Nations groups have opposed and may oppose certain proposed projects at any given stage and such opposition may  adversely  affect  the  project(s)  in  question,  NorthIsle's  public  image,  or  NorthIsle's  share performance.

Canadian law related to aboriginal rights, including aboriginal title rights, is in a period of change.  There is risk that future changes to the law may adversely affect NorthIsle's rights to its Canadian projects.

Dilution

Issuances of additional securities including, but not limited to, its common stock or some form of convertible debentures, will result in a substantial dilution of the equity interests of shareholders of NorthIsle.

Conflicts of Interest

Certain directors and officers of NorthIsle are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnership or joint ventures which are potential competitors of NorthIsle.  Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of NorthIsle, and NorthIsle's interest may be adversely affected. See also "Directors and Officers – Conflicts of Interest".

PROMOTERS

Western Copper took the initiative in NorthIsle's organization and, accordingly, may be considered to be the promoter of NorthIsle within the meaning of applicable securities legislation.  As consideration for the Island  Copper  Property  and  $2,500,000  in  funds,  NorthIsle  issued  46,501,281  NorthIsle  Shares  to Western Copper, which were distributed to the shareholders of Western Copper.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

NorthIsle is not a party to any legal proceedings and NorthIsle is not aware of any such proceedings known to be contemplated.  There are no penalties or sanctions imposed against NorthIsle by a court or a regulatory authority and NorthIsle has not entered into any settlement agreements before a court or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% shareholder of NorthIsle and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction in the preceding three years or in any proposed transaction which in either such case has materially affected or is reasonably expected to materially affect NorthIse save as described herein.

INVESTOR RELATIONS ARRANGEMENTS

NorthIsle has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for NorthIsle.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of NorthIsle are PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 2S7.

The Registrar and Transfer Agent for the NorthIsle Shares is Computershare Investor Services Inc. at its principal offices at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The only agreement or contract that NorthIsle has entered into since its incorporation which NorthIsle considers to be currently material and not in the ordinary course of business is as follows:

•
The Arrangement Agreement dated as of August 18, 2011, as amended and restated as of August 30, 2011,  among  Western  Copper,  Copper  North,  NorthIsle,  Casino  Mining Corp., Carmacks Copper Ltd., Lurprop Holdings Ltd., CRS Copper Resources Corp., Moraga Resources Ltd., Carmacks Mining Corp., Redbed Resources Corp. and North Island Mining Corp.

EXPERTS

The audited financial statements of NorthIsle that are incorporated by reference have been subject to audit by PricewaterhouseCoopers LLP, Chartered Accountants.

The  information  of  a  scientific  or  technical  nature  regarding  the  Island  Copper  Property  in  this Application is based on the Island Copper Report, prepared by Arnd Burgert, P. Geo., and Jacques Houle, P. Eng., each of whom is a qualified person pursuant to NI 43-101.

Other than set out below, based on information provided by the relevant persons, none of the above persons or companies: (i) have received or will receive any direct or indirect interests in the property of NorthIsle or of an associate or affiliate of NorthIsle; (ii) hold any beneficial ownership, direct or indirect, in any securities of NorthIsle or of any associate or affiliate of NorthIsle; or (iii) is or is expected to be elected, appointed or employed as a director, officer or employee of NorthIsle or of any associate or affiliate of NorthIsle.

PricewaterhouseCoopers LLP has advised that they are independent with respect to NorthIsle within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

OTHER MATERIAL FACTORS

There are no other material factors about the NorthIsle Shares that are not disclosed under the other items in this Application.

ADDITIONAL INFORMATION – MINING APPLICANT

There is no additional information regarding NorthIsle.

EXEMPTIONS

NorthIsle has not received any exemptions from any securities regulator or securities regulatory authority.

FINANCIAL STATEMENT DISCLOSURE

The audited financial statements of NorthIsle for the period from incorporation on August 3, 2011 to

September 30, 2011 are attached herewith.

SIGNIFICANT ACQUISITIONS

There are no significant acquisitions or dispositions of NorthIsle, completed or probable, for which financial statements would be required under applicable Canadian securities legislation.

CERTIFICATE AND ACKNOWLEDGEMENT (PERSONAL INFORMATION)

Each of the undersigned hereby certifies that the foregoing constitutes full, true and plain disclosure of all information required to be disclosed under each item of this Application and of any material fact not otherwise required to be disclosed under an item of this Application.

The Applicant hereby represents and warrants that it has obtained all consents required under applicable law for the collection, use and disclosure by the TSX Venture Exchange of the Personal Information contained in or submitted pursuant to this Application for the purposes described in Appendix "A" to this Application. "Personal Information" means any information about an identifiable individual.

Dated: October 17, 2011

(signed) John McClintock	(signed) David Dougla
Chief Executive Officer	Chief Financial Officer

  ON BEHALF OF THE BOARD OF DIRECTORS OF NORTHISLE COPPER AND GOLD INC.

(signed) Chris Theodoropoulos	(signed) Robert Gayton
Director	Director

APPENDIX "A"

FORM 2B PERSONAL INFORMATION COLLECTION POLICY Collection, Use and Disclosure

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including TSX Venture Exchange and Toronto Stock Exchange, (collectively referred to as the "Exchange") collect the  information  contained  in  or  submitted  pursuant  to  Form  2B  (which  may  include  personal, confidential, non-public or other information) and use it for the following purposes:

•      to conduct background checks,

•      to verify the Personal Information that has been provided about each individual,

•	to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Applicant,

•      to consider the eligibility of the Applicant to list on the Exchange,

•
to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Applicant, or its associates or affiliates, including information as to such individuals’ involvement with any other reporting issuers

•      to detect and prevent fraud, and

•
to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the capital markets in Canada.

Personal Information the Exchange collects may also be disclosed:

(a)
to securities regulators and regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, and each of their subsidiaries, affiliates, regulators and authorized agents, for the purposes described above, and these agencies and organizations may use the information in their own investigations;

(b)	on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange for the purposes described above; and

(c)	as otherwise permitted or required by law.

The Exchange may from time to time use third parties to process information or provide other administrative services.   In this regard, the Exchange may share the information with such third party service providers for the purposes described above.

Questions

If you have any questions or enquiries regarding the policy outlined above or about our privacy practices, please send a written request to: Chief Privacy Officer, TMX Group, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2.

NorthIsle Copper and Gold Inc.

Interim Consolidated Financial Statements

September 30, 2011

(Expressed in Canadian Dollars)

October 14, 2011

Independent Auditor’s Report

To the Directors of NorthIsle Copper and Gold Inc.

We have audited the accompanying consolidated financial statements of NorthIsle Copper and Gold Inc., which comprise the consolidated balance sheet as at September 30, 2011 and the consolidated statement of loss and comprehensive loss for the period of August 3, 2011 to September 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of NorthIsle Copper and Gold Inc. as at September 30, 2011, and its financial performance for the period of August 3, 2011 to September 30, 2011 in accordance with International Financial Reporting Standards.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of Pricewaterhou seCoopers International Limited, each member firm of which is a separate legal entity.

NorthIsle Copper and Gold Inc.
Consolidated Balance Sheet

		September 30, 2011

Expressed in Canadian dollars	Note	$

ASSETS

Cash	4		1
Deposits on Exploration Contracts			110,000

ASSETS			110,001

LIABILITIES

Accounts Payable and Accrued Liabilities	-		22,275
Due to Parent	3		114,475

LIABILITIES			136,750

SHAREHOLDER’S EQUITY

Share Capital	4		1
Deficit	-		(26,750)

SHARE HOLDER’S EQUITY			(26,749)

LIABILITIES AND SHAREHOLDER’S EQUITY			110,001

Incorporation and Nature of Operations	1

Approved by the Board of Directors

“Robert J. Gayto n” Director	“F. Dal e Corman” Director

The accompanying notes are an integral part of this financial statement

NorthIsle Copper and Gold Inc.
Consolidated Statement of Loss and Comprehensive Loss

August 3, 2011 (incorporation) to September 30, 2011

Expressed in Canadian dollars	$

ADMINISTRATIVE EXPENSES
Office and administration		13,800
Shareholder communication		12,950

LOSS AND COMPREHENSIVE LOSS		26,750

BASIC AND DILUTED LOSS PER SHARE		26,750

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING

The accompanying notes are an integral part of this financial statement

NorthIsle Copper and Gold Inc.
Consolidated Statement of Loss and Comprehensive Loss

1.  INCORPORATION AND NATURE OF OPERATIONS

NorthIsle Copper and Gold Inc. (“NorthIsle” or the “Company”) was incorporated under the Business Corporations Act of the Province of British Columbia on August 3, 2011. Its head office is located at 1111 West Georgia Street, Vancouver, BC.   The Company is a wholly-owned subsidiary of Western Copper Corporation (“Western Copper”).

Following the completion of the transaction described in note 5, the Company will be an exploration stage enterprise in the mineral resource industry.

2.  ACCOUNTING POLICIES

a.   Basis of presentation

The Company’s financial statements have been prepared using International Financial Reporting Standards (“IFRS”).

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

The financial statements of the Company, at September 30, 2011, are prior to the Company commencing any operating activities except for the issuance of shares as disclosed in note 5.

b.  Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company, including its subsidiary.  Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

c.   Currency

The Company’s presentation currency is the Canadian dollar (“$”).  The functional currency of the Company and its subsidiary is the Canadian dollar.

d.  Loss per share

Basic income/loss per share is computed by dividing the net income/loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted income/loss per share is computed similar to basic income/loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

The accompanying notes are an integral part of this financial statement

NorthIsle Copper and Gold Inc.
Consolidated Statement of Loss and Comprehensive Loss

e.   Related party transactions

Related party transactions are measured at the exchange amount.

f.      Financial instruments

1.   Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses using the effective interest method.  Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period.  The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset, or , where appropriate, a shorter period.

The Company has classified its Deposits on Exploration Contracts as “Loans and receivables”.
2.   Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period.  The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or where appropriate, a shorter period.

The Company has classified Accounts Payable and Accrued Liabilities  and Due to Parent as other financial liabilities.

3.  DUE TO PARENT

As of September 30, 2011, the Company had amounts owing to its parent company, Western Copper, for invoices paid on the Company’s behalf totaling $114,475 (August 3, 2011 - $Nil).   Amounts due to Western Copper are non-interest bearing and are payable on demand.

The accompanying notes are an integral part of this financial statement

NorthIsle Copper and Gold Inc.
Consolidated Statement of Loss and Comprehensive Loss

4.  SHARE CAPITAL

a.   Authorized

Unlimited number of common shares without par value

b.  Issued

1 common share for $1

5.  SUBSEQUENT EVENT – PLAN OF ARRANGEMENT

On October 3, 2011, the shareholders of Western Copper approved a plan of arrangement (the “Arrangement”) involving Western Copper and  two  of  its  subsidiaries: Copper North Mining Corp. (“Copper North”) and NorthIsle.   Pursuant to the Arrangement, Western Copper will transfer 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash to Copper North and 100% interest in the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company.   Western Copper will then change its name to Western Copper and Gold Corp. (“Western Gold”) and distribute the common shares of Copper North and NorthIsle to its shareholders.

Shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) will be entitled to receive, for each common share of Western Copper held as at such date one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle.  Upon closing of the Arrangement, Copper North and NorthIsle will be owned exclusively by existing Western Copper shareholders.

Holders of outstanding Western Copper warrants (“Warrants”) immediately prior to the Effective Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant, one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Each Western Copper stock option outstanding on the Effective Date (“Old Option”) will be exchanged for one Western Gold stock option (“New Option”), 0.5 of a NorthIsle stock option, and 0.5 of a Copper North stock option.  The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options.  Other than the exercise price, the New Options will have the same terms as the Old Options.  The stock options granted by Copper North and NorthIsle as part of the Arrangement will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder does not participate in the respective company; in which case the stock options will expire at the end of one year.

The Supreme Court of British Columbia granted the final order approving the Arrangement under the Business Corporations Act (British Columbia) on October 4, 2011. The transaction is expected to close on October 17, 2011.

The accompanying notes are an integral part of this financial statement

  NORTHISLE COPPER AND GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

The following management discussion and analysis of NorthIsle Copper and Gold Inc. (“NorthIsle” or the “Company”) is dated October 14, 2011, and provides an analysis of the Company’s results of operations from August 3, 2011 (the date of incorporation) to September 30, 2011.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance.  The information should be read in conjunction with the NorthIsle consolidated financial statements for the period ended September 30, 2011 and the notes thereto. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

DESCRIPTION OF THE BUSINESS

NorthIsle was incorporated under the Business Corporations Act of the Province of British Columbia on August 3, 2011 as a wholly owned subsidiary of Western Copper Corporation (“Western Copper”) for the purposes of effecting the Arrangement described below. As at September 30, 2011, the Company had not begun operations.

On  October  3,  2011,  the  shareholders  of  Western  Copper  approved  a  plan  of  arrangement  (the
“Arrangement”) involving Western Copper and two of its subsidiaries: Copper North Mining Corp.

(“Copper North”) and NorthIsle.  Pursuant to the Arrangement, Western Copper will transfer 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash to Copper North and 100% interest in the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company.  Western Copper will then change its name to Western Copper and Gold Corp. (“Western Gold”) and distribute the common shares of Copper North and NorthIsle to its shareholders.

Shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) will be entitled to receive, for each common share of Western Copper held as at such date one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle. Upon closing of the Arrangement, Copper North and NorthIsle will be owned exclusively by existing Western Copper shareholders.

Holders of outstanding Western Copper warrants (“Warrants”) immediately prior to the Effective Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant, one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Each Western Copper stock option outstanding on the Effective Date (“Old Option”) will be exchanged for one Western Gold stock option (“New Option”), 0.5 of a NorthIsle stock option, and 0.5 of a Copper North stock option.  The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options.  Other than the exercise price, the New Options will have the same terms as the Old Options.  The stock options granted by Copper North and NorthIsle as part of the Arrangement will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder does not participate in the respective company; in which case the stock options will expire at the end of one year.

The Supreme Court of British Columbia granted the final order approving the Arrangement under the Business Corporations Act (British Columbia) on October 4, 2011. The transaction is expected to close on October 17, 2011.

As at the date of this report, the Company had one common share outstanding.  As a result of the Arrangement,  the  Company expects to  issue  46,501,251  common  shares  and grant  2,156,833  stock options.  Each stock option is exercisable for one common share of the Company.  In addition, the Company will have an obligation to issue up to 3,466,875 common shares relating to Western Copper warrants.

The  Company  is  applying  for  listing  on  the  TSX  Venture  Exchange  and  expects  to  begin  trading sometime around the Effective Date; however, the application has not yet been approved and there can be no assurance that the Company will be listed.

Additional information on the Company and the Arrangement can be found in the Western Copper Corporation information circular dated August 31, 2011 filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.

The operations of the Company are highly speculative due to the high-risk nature of the mining industry. NorthIsle faces risks that are generally applicable to its industry and others that are specific to its operations.  Certain key risks affecting the Company’s current and future operations are discussed in Western Copper Corporation’s information circular dated August 31, 2011 and in the Company’s TSX Venture listing application.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the risks actually occur, actual results could differ materially from those described in the forward looking statements contained in this management discussion and analysis.  Reference is made to the discussion of forward-looking statements at the end of this document.

RESULTS OF OPERATIONS

August 3, 2011 (date of incorporation) to September 30, 2011
Expressed in Canadian dollars	$

Office and administration	13,800
Shareholder communication	12,950

LOSS AND COMPREHENSIVE LOSS	26,750

The  following  information  has  been  extracted  from  the  Company’s  interim  consolidated  financial statements.

As at and for the period ended	September 30, 2011
Expressed in Canadian dollars	$

Loss and comprehensive loss	26,750
Loss per share – basic and diluted	26,750
Cash	1
Total assets	1

As at September 30, 2011, the Company had not yet begun operations.   The expenses incurred from August 3, 2011 to September 30, 2011 relate to activities necessary to prepare NorthIsle to begin operations.

LIQUIDITY AND CAPITAL RESOURCES

NorthIsle had $1 on hand as at September 30, 2011.  There was no change to the Company’s cash balance from August 3, 2011 (the date of incorporation) to September 30, 2011. All expenses to September 30,

2011 had either not been paid or been advanced by Western Copper.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company has exposure to market and liquidity risk from the use of financial instruments.  Financial instruments consist of accounts payable and accrued liabilities.

The Company does not generate cash from its operating activities.  Other than the initial cash transfer anticipated from Western Copper pursuant to the Arrangement described in the description of the business section, the Company’s principal source of funds is expected to be the issuance of common shares.  It will use  the  capital  raised  from the  issuance  of  its  common  shares  to  explore  and  develop  its  mineral properties with the goal of increasing the price of the Company’s common shares.

NorthIsle has submitted its application to the TSX Venture Exchange to publicly list its common shares. The Company’s common shares are not yet publicly traded.  There is a possibility that the Company’s application may be denied.  If NorthIsle’s common shares do not trade publicly, the Company will have difficulty raising capital and may not have sufficient funds to pay its obligations as they come due.

Management expects NorthIsle’s common shares to trade publicly. When NorthIsle’s common shares trade publicly, they will be susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should NorthIsle require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations or may be unable to raise sufficient capital to meet its obligations.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NorthIsle’s operations in future periods.  Statements that are not historical fact  are  forward-looking  statements  as  that  term  is  defined  in  the  United  States  Private  Securities Litigation Reform Act of 1995 and forward looking information as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as "forward-looking statements") are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”,

“may”, “could” or “should” occur or be achieved. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NorthIsle and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

NorthIsle’s  forward-looking  statements  are  based  on  the  beliefs,  expectations  and  opinions  of management on the date the statements are made, and NorthIsle does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NorthIsle’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of properties and the issuance of required permits; listing on the TSX Venture Exchange; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western Copper’s information circular dated August 31, 2011.